Exhibit 99.6

CERTIFICATION OF THE CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED BY
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Robert D. Daleo, Executive Vice President and Chief Financial Officer of Thomson Reuters Corporation (the “Company”), hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

a) The Company’s Annual Report on Form 40-F for the year ended December 31, 2009 (the “Form 40-F”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

b) The information contained in the Form 40-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  March 11, 2010

By:	/s/ Robert D. Daleo
Robert D. Daleo
Executive Vice President and Chief Financial Officer

A signed original of this written statement has been provided to Thomson Reuters Corporation and will be retained by Thomson Reuters Corporation and furnished to the Securities and Exchange Commission or its staff upon request.